Exhibit (D)(2)

Form of TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of November [●], 2023, is entered into by and among Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.), an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and each of the persons listed on Schedule A hereto (the “Warrant Holders,” and each, a “Warrant Holder”).

WHEREAS, as of the date hereof, (a) each Warrant Holder is the beneficial owner of warrants sold as part of the units in the initial public offering of the Company (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) (the “Public Warrants”) and (b) warrants were issued by the Company in a private placement in connection with the closing of the IPO that have not become Public Warrants as a result of being transferred to any person other than permitted transferees (the “Private Warrants” and, together with the Public Warrants, the “Warrants”), in each case governed by the Warrant Agreement, dated as of July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”);

WHEREAS, as of the date hereof, the Public Warrants are listed on the NYSE American under the symbol “MRT.WS”, and there are a total of 7,187,489 Public Warrants outstanding and 7,250,000 Private Warrants outstanding;

WHEREAS, each whole Warrant entitles its holder to purchase one Class A ordinary share, par value $0.0001 per share, of the Company for a purchase price of $11.50, subject to certain adjustments;

WHEREAS, pursuant to a tender offer statement on Schedule TO to be filed with the U.S. Securities and Exchange Commission (as may be amended and supplemented, including any documents filed as exhibits or incorporated by reference thereto, the “Schedule TO”), the Company is initiating an offer to purchase all of the outstanding Warrants at a per Warrant purchase price of $0.10 in cash, without interest (the “Offer Purchase Price”), subject to other terms and conditions to be disclosed in the Schedule TO (the “Tender Offer”);

WHEREAS, concurrent with the Tender Offer and as part of the Schedule TO, the Company is initiating a consent solicitation (the “Solicitation”) to solicit the consent of the holders of the Warrants to amend the terms of the Warrant Agreement (the “Warrant Amendment”), effective upon the completion of the Tender Offer, to permit the Company to redeem each Warrant that is outstanding upon the closing of the Tender Offer for $0.07 in cash, without interest, which is 30% less than the Offer Purchase Price, subject to the terms and conditions to be disclosed in the Schedule TO; and

WHEREAS, as an inducement to the Company’s willingness to initiate the Tender Offer and the Solicitation, each Warrant Holder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

Section 1.01 Agreement to Tender. Each Warrant Holder shall validly tender or cause to be tendered to the Company all Public Warrants beneficially owned by such Warrant Holder as of the date hereof, free and clear of any liens, options, rights or other encumbrances, limitations or restrictions whatsoever, pursuant to and in accordance with the terms of the Tender Offer as described in the Schedule TO, no later than the scheduled or extended expiration time of the Tender Offer at the Offer Purchase Price. For the avoidance of doubt, nothing in this Agreement shall restrict the Warrant Holder from acquiring additional Warrants subsequent to the date hereof, and such additional Warrants shall not be subject to the terms of this Agreement.

Section 1.02 Agreement to Consent. Each Warrant Holder shall deliver to the Company its timely consent with respect to the Solicitation with respect to all of such Warrant Holder’s Public Warrants in accordance with the terms and conditions of the Solicitation as described in the Schedule TO.

Section 1.03 Ownership of Warrants. Each Warrant Holder represents and warrants to the Company, as of the date hereof and as of the date of tender of such Warrant Holder’s Public Warrants in accordance with this Agreement, that such Warrant Holder is the beneficial owner of the number of Public Warrants set forth opposite such Warrant Holder’s name on Schedule A hereto, and has good and marketable title to such Public Warrants, free and clear of any liens, options, rights or other encumbrances, limitations or restrictions whatsoever (other than liens imposed under typical prime brokerage agreements and those restrictions imposed by applicable securities laws, this Agreement and the Warrant Agreement). Each Warrant Holder shall not transfer any Public Warrants owned by such Warrant Holder as of the date hereof to any person (other than the Company in connection with the Tender Offer) unless such person acquiring such Public Warrants signs a joinder to this Agreement agreeing to be bound by all terms and conditions of this Agreement.

Section 1.04 Company Covenants. The Company agrees that it shall take all steps reasonably necessary or desirable to commence the Tender Offer and Solicitation as soon as practicable, consistent with this Agreement, and agrees to take all steps necessary to update and/or amend the Schedule TO as required by applicable laws and regulations, and that the Schedule TO, upon filing, will comply with all applicable U.S. Securities and Exchange Commission requirements.

Section 1.05 Conditions to Tender and Consent. Notwithstanding anything herein to the contrary, each Warrant Holder may make its tender and consent conditioned on there being no amendment to the terms of the Tender Offer as described in the Schedule TO that is materially adverse to such Warrant Holder.

Section 1.06 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 1.07 Termination. This Agreement shall terminate as to all Warrant Holders (a) upon written notice to all the Warrant Holders by the Company, (b) upon the earlier of (i) the date the Company’s board of directors or a committee thereof determines to no longer pursue the Tender Offer and the Solicitation and (ii) January 15, 2024, or (c) if the Company fails to commence the Tender Offer and Solicitation by November 29, 2023.

Section 1.08 Warrant Holder Obligations Several and Not Joint. The obligations of each Warrant Holder hereunder shall be several and not joint, and no Warrant Holder shall be liable for any breach of the terms of this Agreement by any other Warrant Holder.

Section 1.09 Governing Law. The validity, interpretation and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Section 1.10 Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. The words “execution,” “signed,” “signature” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMPANY:

Marti Technologies, Inc.

By:

Name:	Oguz Alper Öktem

Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

WARRANT HOLDERS:

[●]

By:	[●]

Name:

Title:

Schedule A

Name of Warrant Holder	Number of Public Warrants